SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(RULE 14d-101)
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.     )

HYPERION SOLUTIONS CORPORATION
(Name of Subject Company)
HYPERION SOLUTIONS CORPORATION
(Name of Person Filing Statement)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
44914M104
(CUSIP Number of Class of Securities)
Godfrey Sullivan
President and Chief Executive Officer
Hyperion Solutions Corporation
5450 Great America Parkway
Santa Clara, California 95054
(408) 744-9500
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)
Copies to:

Gregory C. Smith, Esq.	William M. Kelly, Esq.
Skadden Arps Slate Meagher & Flom LLP	Davis Polk & Wardwell
525 University Ave, Suite 1100	1600 El Camino Real
Palo Alto, CA 94301	Menlo Park, CA 94025
(650) 470-4500	(650) 752-2000
☑  Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

Email to all employees from Godfrey R. Sullivan, President and Chief Executive Officer:
Subject: Hyperion News
This morning we announced that Oracle Corporation has entered into a definitive agreement with Hyperion Solutions, Inc., whereby Oracle will acquire Hyperion. (See attached news release.) The combined strength of our companies will allow us to drive the evolution of Performance Management and BI, creating the industry’s first end-to-end Enterprise Performance Management System. This announcement validates our leadership position in the marketplace, and allows us to further accelerate our momentum.
This combination is about expansion, not overlap. Oracle’s plan is to bring together the Hyperion and Oracle resources to retain and grow the BPM/BI expertise and skill sets. Oracle intends to retain the vast majority of employees going forward. Until the deal closes, each company will continue to operate independently, and it is business as usual. We need to continue to focus on supporting our customers, and delivering strong results in Q3.
Please plan to attend a virtual Town Hall at 10am (PST) this morning to hear more details of this announcement. Charles Phillips, Oracle Co-President, will join me on the conference call and also for a live meeting with employees at our Santa Clara headquarters at 2:00 pm (PST). I will host another virtual Town Hall at 5pm (PST) for employees in APAC. Details for the calls/meeting will be communicated in separate emails.
I am very proud of what we have all accomplished. Each and every one of you has played a significant role in our success. This is an exciting opportunity for our company and our employees. Let’s continue to move forward demonstrating the teamwork, professionalism and integrity that has made us a leader.
—Godfrey
Important Information
THIS DOCUMENT IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL ANY SECURITIES. THE SOLICITATION AND THE OFFER TO BUY SHARES OF HYPERION’S COMMON STOCK WILL ONLY BE MADE PURSUANT TO AN OFFER TO PURCHASE AND RELATED MATERIALS THAT ORACLE INTENDS TO FILE WITH THE SECURITIES AND EXCHANGE COMMISSION. HYPERION WILL FILE A SOLICITATION/RECOMMENDATION STATEMENT WITH RESPECT TO THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS SHOULD READ THESE MATERIALS CAREFULLY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE OFFER. ONCE FILED, HYPERION STOCKHOLDERS WILL BE ABLE TO OBTAIN THE OFFER TO PURCHASE, THE SOLICITATION/RECOMMENDATION STATEMENT AND RELATED MATERIALS WITH RESPECT TO THE OFFER FREE OF CHARGE AT THE SEC’S WEBSITE AT WWW.SEC.GOV, FROM THE INFORMATION AGENT NAMED IN THE TENDER OFFER MATERIALS, FROM HYPERION OR FROM ORACLE.
Cautionary Statement Regarding Forward-Looking Statements
This document contains certain forward-looking statements about Oracle and Hyperion. When used in this document, the words “anticipates”, “may”, “can”, “believes”, “expects”, “projects”, “intends”, “likely”, similar expressions and any other statements that are not historical facts, in each case as they relate to Oracle and Hyperion, the management of either such company or the transaction are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of Oracle and Hyperion, including: the successful consummation of the proposed transaction, the impact of general economic conditions in regions in which either such company currently does business, industry conditions, including competition, fluctuations in exchange rates and currency values, capital expenditure requirements, legislative or regulatory requirements, changes in the tax laws, interest rates and access to capital markets. The actual results or performance by Oracle or Hyperion could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations or financial condition of Oracle or Hyperion. Neither Oracle nor Hyperion assumes an obligation to update or revise any such statements, whether as a result of new information or otherwise.